Center Coast MLP & Infrastructure Fund

1100 Louisiana Street, Suite 5025

Houston, Texas 77002

September 23, 2013

Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Center Coast MLP & Infrastructure Fund
Registration Statement on Form N-2
(File Nos. 333-188550 and 811-22843)

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Center Coast MLP & Infrastructure Fund hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-188550 and 811-22843) (the “Registration Statement”) so that it may become effective at 10:00 a.m., Eastern time, on September 25, 2013 or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CENTER COAST MLP & INFRASTRUCTURE FUND

By:	/s/ William H. Bauch
	Name:	William H. Bauch
	Title:	Chief Financial Officer and Treasurer

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

VIA EDGAR

September 23, 2013

Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                                                                             Center Coast MLP & Infrastructure Fund

Registration Statement on Form N-2

(File Nos. 333-188550 and 811-22843)

Dear Ms. Cole:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on August 28, 2013 and the Preliminary Prospectus dated August 28, 2013 began on August 28, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on September 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 80,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 am, Eastern Time, on September 25, 2013, or as soon as practicable thereafter.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
	Name:	Jerry Raio
	Title:	Managing Director